UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):

April 22, 2008

THE SAVANNAH BANCORP, INC.

(Exact name of registrant as specified in its charter)

Georgia	0-18560	58-1861820
State of Incorporation	SEC File No.	Tax I.D. No.

25 Bull Street, Savannah, GA 31401
(Address of principal executive offices) (Zip Code)

912-629-6486
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, If Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to
simultaneously satisfy the filing obligation of the registrant under any
of the following provisions (see General Instruction A.2. below):

|_| Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

|_| Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

|_| Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
(17 CFR 240.14d-2(b))

|_| Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
(17 CFR 240.13e-4(c))

Item 7.01 - Regulation FD Disclosure

On April 22, 2008, The Savannah Bancorp, Inc. ("Registrant") issued a news release with respect to the announcement of earnings in the first quarter 2008.

A copy of Registrant's press release is attached hereto as Exhibit 99.1 and by this reference is hereby incorporated by reference into this Form 8-K and made a part hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The Savannah Bancorp, Inc. (Registrant)

By: /s/ Robert B. Briscoe   Date: April 22, 2008
Robert B. Briscoe
Chief Financial Officer

Exhibit 99.1

THE SAVANNAH BANCORP, INC.

April 22, 2008
For Release: Immediately

Savannah Bancorp Reports First Quarter Earnings
and Declares Regular Quarterly Dividend

SAVANNAH, Ga.--(Prime Newswire) – April 22, 2008 - The Savannah Bancorp, Inc. (Nasdaq: SAVB) reported net income for the first quarter 2008 of $1,704,000 compared to $2,311,000 in the first quarter 2007. Net income per diluted share was 29 cents compared to 39 cents per diluted share in the first quarter of 2007, a decrease of 26 percent. The decline in first quarter earnings results primarily from a higher provision for loan losses and a lower net interest margin in 2008 as compared to 2007.

First quarter 2008 earnings include revenues and expenses of the previously announced acquisition of Minis & Co., Inc. ("Minis") on August 31, 2007. Minis is a registered investment advisory firm based in Savannah, Georgia with approximately $500 million in assets under management. Minis provides fee-only investment services and operates as a separate subsidiary of the Company.

Total assets increased 11 percent to $946 million at March 31, 2008, up $98 million from $848 million a year earlier. Loans, excluding loans held for sale, were $835 million compared to $730 million one year earlier, an increase of 14 percent. Deposits totaled $771 million and $712 million at March 31, 2008 and 2007, respectively, an increase of 8 percent.

The allowance for loan losses was $12,128,000, or 1.45 percent of loans at March 31, 2008 compared to $9,220,000 or 1.26 percent of total loans a year earlier. Nonperforming assets were $19,536,000 or 2.33 percent of total loans and other real estate at March 31, 2008 compared to $2,012,000 or 0.28 percent at March 31, 2007. First quarter net charge-offs were $1,806,000 compared to net charge-offs of $234,000 in the same period in 2007. The provision for loan losses for the first quarter of 2008 was $1,070,000 compared to $500,000 for the first quarter of 2007.

John Helmken, President and CEO, said, "Our earnings, capital and loan loss reserves remain strong. During the first quarter, we completed some loan workout situations without significant losses, however, we also booked a loan loss provision of $1.1 million and charged-off $1.8 million based on our current period analysis of the nonperforming and impaired loans. The loss provisions for the charged-off loans were recorded in the fourth quarter 2007. Nonperforming loans were approximately level for the first quarter 2008 versus the fourth quarter 2007, but were substantially higher than the first quarter 2007. While we continue to commit the resources and senior management oversight to our loan portfolio, the level of future charge-offs and loan loss provisions will be determined, to some degree, by the timing and extent of the recovery in our local real estate markets, especially the Hilton Head and Bluffton areas."

Helmken added, "The vast majority of our resources are focused on attracting prospects and retaining customers who are not impacted significantly by the slow real estate market. Many businesses and professionals—our primary customer and prospect base—are doing very well. We are and want to continue to be their bank. We continue to be pleased to be located on the southeast Atlantic coast with a major port and transportation hub as well as outstanding health care, military and education professionals and institutions."

Net interest income decreased 1.3 percent in the first quarter 2008 over the first quarter 2007. First quarter net interest margin declined to 3.70 percent in 2008 from 4.17 percent in 2007 primarily due to lower loan market rates, competitive deposit pricing and growth in higher cost deposits. The first quarter 2008 net interest margin was consistent with the 3.72 percent margin for the fourth quarter 2007, despite a 200 basis point decline in the federal funds target rate.

Noninterest income increased $711,000, or 68 percent in the first quarter of 2008 versus the same period in 2007 due to higher trust and investment management fees of $548,000 and a non-operating hedging related gain of $284,000 partially offset by $147,000 in lower mortgage related income.

Noninterest expense increased to $6,150,000, up $1,003,000 or 19 percent in the first quarter 2008 compared to the first quarter 2007. First quarter 2008 noninterest expense included $344,000 of expenses related to Minis. Noninterest expense also included $140,000 of higher FDIC insurance premiums and approximately $180,000 of costs related to other real estate and loan costs. The remainder of the increase was due to higher personnel, occupancy and equipment and other expense.

Today, the Board of Directors approved a regular quarterly cash dividend of 12.5 cents per share payable on May 19, 2008 to shareholders of record on May 2, 2008.

The Savannah Bancorp, Inc. ("SAVB"), a bank holding company for The Savannah Bank, N.A. ("Savannah"), Bryan Bank & Trust (Richmond Hill, Georgia) ("Bryan"), Harbourside Community Bank (Hilton Head Island, SC) ("Harbourside") and Minis & Co., Inc., is headquartered in Savannah, Georgia and began operations in 1990. Its primary businesses include loan, deposit, trust, asset management, and mortgage origination services provided to customers.

Forward-Looking Statements

This press release contains statements that constitute "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements identified by words or phrases such as "potential," "opportunity," "believe," "expect," "anticipate," "current," "intention," "estimate," "assume," "outlook," "continue," "seek," "plans," "achieve," and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "may" or similar expressions. These statements are based on the current beliefs and expectations of our management and are subject to significant risks and uncertainties. There can be no assurance that these transactions will occur or that the expected benefits associated therewith will be achieved. A number of important factors could cause actual results to differ materially from those contemplated by our forward-looking statements in this press release. Many of these factors are beyond our ability to control or predict. These factors include, but are not limited to, those found in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. We do not assume any obligation to update any forward-looking statements as a result of new information, future developments or otherwise.

Contacts: John C. Helmken II, President and CEO, 912-629-6486
 Robert B. Briscoe, Chief Financial Officer, 912-629-6525

Attachments

The Savannah Bancorp, Inc. and Subsidiaries
First Quarter Financial Highlights
March 31, 2008 and 2007
($ in thousands, except share data)
(Unaudited)

Balance Sheet Data at March 31	**2008**	2007	% Change
Total assets	**$ 945,637**	$ 848,292	*11*
Interest-earning assets	**886,485**	812,702	*9.1*
Loans	**834,734**	730,387	*14*
Allowance for loan losses	**12,128**	9,220	*32*
Non-accruing loans	**16,915**	400	*NM*
Loans past due 90 days – accruing	**596**	990	*(40)*
Other real estate owned	**2,025**	622	*226*
Net charge-offs	**1,806**	234	*NM*
Deposits	**771,263**	712,170	*8.3*
Interest-bearing liabilities	**771,824**	674,522	*14*
Shareholders' equity	**78,885**	68,501	*15*
Allowance for loan losses to total loans	**1.45 %**	1.26 %	*15*
Nonperforming assets to total loans and other real estate owned	**2.33 %**	0.28 %	*732*
Loan to deposit ratio	**108.23 %**	102.56 %	*5.5*
Equity to assets	**8.34 %**	8.08 %	*3.2*
Tier 1 capital to risk-weighted assets	**10.29 %**	11.24 %	*(8.5)*
Total capital to risk-weighted assets	**11.54 %**	12.49 %	*(7.6)*
Outstanding shares	**5,931**	5,790	*2.4*
Book value per share	**$ 13.30**	$ 11.83	*12*
Tangible book value per share	**$ 12.93**	$ 11.83	*9.3*
Market value per share	**$ 17.50**	$ 27.00	*(35)*
Performance Data for the First Quarter			
Net income	**$ 1,704**	$ 2,311	*(26)*
Return on average assets	**0.73 %**	1.12 %	*(35)*
Return on average equity	**8.76 %**	13.90 %	*(37)*
Net interest margin	**3.70 %**	4.17 %	*(11)*
Efficiency ratio	**62.54 %**	55.78 %	*12*
Per share data:			
Net income – basic	**$ 0.29**	$ 0.40	*(28)*
Net income – diluted	**$ 0.29**	$ 0.39	*(26)*
Dividends	**$ 0.125**	$ 0.120	*4.2*
Average shares (000s):			
Basic	**5,928**	5,782	*2.5*
Diluted	**5,951**	5,890	*1.0*

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Balance Sheets
March 31, 2008 and 2007
($ in thousands, except share data)
(Unaudited)

	March 31,	
	2008	2007
Assets		
Cash and due from banks	**$ 14,816**	$ 16,890
Federal funds sold	**4,998**	20,176
Interest-bearing deposits	**2,344**	2,786
Cash and cash equivalents	**22,158**	39,852
Securities available for sale, at fair value (amortized		
cost of $60,529 in 2008 and $57,918 in 2007)	**62,367**	57,785
Loans held for sale	**793**	1,835
Loans, net of allowance for loan losses		
of $12,128 in 2008 and $9,220 in 2007	**822,606**	721,167
Premises and equipment, net	**8,237**	6,274
Other real estate owned	**2,025**	622
Bank-owned life insurance	**6,044**	5,813
Goodwill and other intangible assets, net	**3,626**	-
Other assets	**17,781**	14,944
Total assets	**$ 945,637**	$ 848,292
Liabilities		
Deposits:		
Noninterest-bearing	**$ 86,329**	$ 98,663
Interest-bearing demand	**117,854**	112,490
Savings	**16,060**	18,917
Money market	**208,531**	170,039
Time deposits	**342,489**	312,061
Total deposits	**771,263**	712,170
Short-term borrowings	**64,685**	37,480
FHLB advances - long-term	**11,895**	13,225
Subordinated debt	**10,310**	10,310
Other liabilities	**8,599**	6,606
Total liabilities	**866,752**	779,791
Shareholders' equity		
Common stock, par value $1 per share: authorized		
20,000,000 shares; issued 5,931,008 and 5,790,376 shares		
in 2008 and 2007, respectively	**5,931**	5,790
Preferred stock, par value $1 per share:		
authorized 10,000,000 shares, none issued	**-**	-
Additional paid-in capital	**38,327**	35,801
Retained earnings	**31,474**	27,299
Treasury stock, 318 in 2008 and 2007	**(4)**	(4)
Accumulated other comprehensive income (loss), net	**3,157**	(385)
Total shareholders' equity	**78,885**	68,501
Total liabilities and shareholders' equity	**$ 945,637**	$ 848,292

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Statements of Income
For the Three Months and Five Quarters Ending March 31, 2008 and 2007
($ in thousands, except per share data)

	(Unaudited)			(Unaudited)					
	For the Three Months Ended			**2008**		2007			Q1-08 /
	March 31,		%	**First**	Fourth	Third	Second	First	Q1-07
	2008	2007	Chg	**Quarter**	Quarter	Quarter	Quarter	Quarter	% Chg
Interest and dividend income									
Loans, including fees	**$14,211**	$14,351	*(1.0)*	**$14,211**	$15,016	$15,196	$14,872	$14,351	*(1.0)*
Loans held for sale	**12**	34	*(65)*	**12**	14	15	35	34	*(65)*
Investment securities	**782**	620	*26*	**782**	767	794	726	620	*26*
Deposits with banks	**67**	83	*(19)*	**67**	100	44	119	83	*(19)*
Federal funds sold	**53**	172	*(69)*	**53**	45	130	125	172	*(69)*
Total interest and dividend income	**15,125**	15,260	*(0.9)*	**15,125**	15,942	16,179	15,877	15,260	*(0.9)*
Interest expense									
Deposits	**6,124**	6,092	*0.5*	**6,124**	6,881	6,963	6,479	6,092	*0.5*
Short-term borrowings	**881**	828	*6.4*	**881**	935	860	831	828	*6.4*
FHLB advances	**49**	164	*(70)*	**49**	46	48	155	164	*(70)*
Total interest expense	**7,054**	7,084	*(0.4)*	**7,054**	7,862	7,871	7,465	7,084	*(0.4)*
Net interest income	**8,071**	8,176	*(1.3)*	**8,071**	8,080	8,308	8,412	8,176	*(1.3)*
Provision for loan losses	**1,070**	500	*114*	**1,070**	3,145	635	395	500	*114*
Net interest income after the provision for loan losses	**7,001**	7,676	*(8.8)*	**7,001**	4,935	7,673	8,017	7,676	*(8.8)*
Noninterest income									
Service charges on deposits	**387**	347	*12*	**387**	349	339	348	347	*12*
Mortgage related income, net	**63**	210	*(70)*	**63**	98	141	166	210	*(70)*
Trust and asset management fees	**724**	176	*311*	**724**	769	379	189	176	*311*
Other operating income	**588**	325	*85*	**588**	315	305	297	325	*85*
Gain (loss) on sale of OREO	**1**	(6)	*NM*	**1**	(38)	-	-	(6)	*NM*
Total noninterest income	**1,763**	1,052	*68*	**1,763**	1,493	1,164	1,000	1,052	*68*
Noninterest expense									
Salaries and employee benefits	**3,473**	2,964	*17*	**3,473**	3,125	2,919	2,838	2,964	*17*
Occupancy and equipment	**889**	758	*17*	**889**	958	796	782	758	*17*
Information technology	**393**	425	*(7.5)*	**393**	422	388	381	425	*(7.5)*
Other operating expense	**1,395**	1,000	*40*	**1,395**	1,285	1,073	1,025	1,000	*40*
Total noninterest expense	**6,150**	5,147	*19*	**6,150**	5,790	5,176	5,026	5,147	*19*
Income before income taxes	**2,614**	3,581	*(27)*	**2,614**	638	3,661	3,991	3,581	*(27)*
Income tax expense	**910**	1,270	*(28)*	**910**	285	1,280	1,400	1,270	*(28)*
Net income	**$ 1,704**	$ 2,311	*(26)*	**$ 1,704**	$ 353	$ 2,381	$ 2,591	$ 2,311	*(26)*
Net income per share:									
Basic	**$ 0.29**	$ 0.40	*(28)*	**$ 0.29**	$ 0.06	$ 0.41	$ 0.44	$ 0.40	*(28)*
Diluted	**$ 0.29**	$ 0.39	*(26)*	**$ 0.29**	$ 0.06	$ 0.40	$ 0.44	$ 0.39	*(26)*
Average basic shares (000s)	**5,928**	5,783	*2.5*	**5,928**	5,923	5,862	5,824	5,782	*2.5*
Average diluted shares (000s)	**5,951**	5,890	*1.0*	**5,951**	5,968	5,928	5,899	5,890	*1.0*
Performance Ratios									
Return on average equity	**8.76%**	13.90%	*(37)*	**8.76%**	1.83%	13.04%	14.94%	13.90%	*(37)*
Return on average assets	**0.73%**	1.12%	*(35)*	**0.73%**	0.15%	1.08%	1.23%	1.12%	*(35)*
Net interest margin	**3.70%**	4.17%	*(11)*	**3.70%**	3.72%	3.95%	4.13%	4.17%	*(11)*
Efficiency ratio	**62.54%**	55.78%	*12*	**62.54%**	60.48%	54.65%	53.40%	55.78%	*12*
Average equity	**78,210**	67,434	*16*	**78,210**	74,447	72,436	69,583	67,434	*16*
Average assets	**934,756**	834,033	*12*	**934,756**	910,785	875,532	855,989	834,033	*12*
Average interest-earning assets	**876,022**	799,678	*9.5*	**876,022**	865,430	837,586	821,253	799,678	*9.5*

Capital Resources

The banking regulatory agencies have adopted capital requirements that specify the minimum level for which no prompt corrective action is required. In addition, the FDIC assesses FDIC insurance premiums based on certain "well-capitalized" risk-based and equity capital ratios. As of March 31, 2008, the Company and the Subsidiary Banks exceeded the minimum requirements necessary to be classified as "well-capitalized."

Total tangible equity capital for the Company was $76.7 million, or 8.11 percent of total assets at March 31, 2008. The table below includes the regulatory capital ratios for the Company and each Subsidiary Bank along with the minimum capital ratio and the ratio required to maintain a well-capitalized regulatory status.

($ in thousands)	Company	Savannah	Bryan	Harbourside	Minimum	Well-Capitalized
Qualifying Capital						
Tier 1 capital	$ 82,102	$ 51,499	$ 18,811	$ 8,123	-	-
Total capital	92,106	58,096	21,181	9,104	-	-
Leverage Ratios						
Tier 1 capital to average assets	8.78%	8.29%	8.83%	8.77%	4.00%	5.00%
Risk-based Ratios						
Tier 1 capital to risk-weighted assets	10.29%	9.78%	9.93%	10.45%	4.00%	6.00%
Total capital to risk-weighted assets	11.54%	11.04%	11.18%	11.71%	8.00%	10.00%

Tier 1 and total capital at the Company level includes $10 million of subordinated debt issued to the Company's nonconsolidated subsidiaries. Total capital also includes the allowance for loan losses up to 1.25 percent of risk-weighted assets.

The capital ratios are significantly above the well-capitalized threshold. The Company currently has access to approximately $13 million of trust preferred borrowings and to the capital markets, if needed, to maintain the well-capitalized status of the Subsidiary Banks. However, due to the recent events in the capital markets, the cost of trust preferred borrowings has increased from three-month LIBOR plus 150 basis points to the same index plus 300 to 350 basis points.

The Savannah Bancorp, Inc. and Subsidiaries
Allowance for Loan Losses and Nonperforming Loans
Unaudited

($ in thousands)	**2008 First Quarter**	2007 Fourth Quarter	2007 Third Quarter	2007 Second Quarter	2007 First Quarter
Allowance for loan losses					
Balance at beginning of period	**$ 12,864**	$ 9,842	$ 9,517	$ 9,220	$ 8,954
Provision for loan losses	**1,070**	3,145	635	395	500
Net charge-offs	**(1,806)**	(123)	(310)	(98)	(234)
Balance at end of period	**$ 12,128**	$ 12,864	$ 9,842	$ 9,517	$ 9,220
As a % of loans	**1.45%**	1.59%	1.26%	1.27%	1.26%
As a % of nonperforming loans	**69.26%**	73.83%	145.68%	490.82%	663.31%
As a % of nonperforming assets	**62.08%**	65.85%	124.46%	366.74%	458.25%
Net charge-offs as a % of average loans (a)	**0.90%**	0.07%	0.17%	0.05%	0.13%
Risk element assets					
Nonaccruing loans	**$ 16,915**	$ 14,663	$ 5,028	$ 1,895	$ 400
Loans past due 90 days - accruing	**596**	2,761	1,728	44	990
Restructured loans	-	-	-	-	-
Total nonperforming loans	**17,511**	17,424	6,756	1,939	1,390
Other real estate owned	**2,025**	2,112	1,152	656	622
Total nonperforming assets	**$ 19,536**	$ 19,536	$ 7,908	$ 2,595	$ 2,012
Nonperforming loans as a % of loans	**2.10%**	2.24%	0.87%	0.26%	0.19%
Nonperforming assets as a % of loans and other real estate owned	**2.33%**	2.51%	1.01%	0.34%	0.28%
Nonperforming assets as a % of capital (b)	**21.47%**	21.92%	9.30%	3.26%	2.59%

(a) Annualized
(b) Capital includes the allowance for loan losses

The Savannah Bancorp, Inc. & Subsidiaries
Loan Concentration Schedule
March 31, 2008 and December 31, 2007

($ in thousands)	3/31/08	% of Total	12/31/07	% of Total	% Dollar Change
Non-residential real estate					
Owner-occupied	$ 132,397	16	$ 118,714	15	12
Non owner-occupied	131,164	16	118,904	15	10
Construction	28,087	3	33,923	4	(17)
Commercial land and lot development	41,767	5	38,127	5	9.5
Total non-residential real estate	333,415	40	309,668	39	7.7
Residential real estate					
Owner-occupied – 1-4 family	81,878	10	83,828	10	(2.3)
Non owner-occupied – 1-4 family	116,979	14	114,992	14	1.7
Construction	59,517	7	57,541	7	3.4
Residential land and lot development	108,163	13	109,718	14	(1.4)
Home equity lines	43,620	5	43,322	5	0.7
Total residential real estate	410,157	49	409,401	50	0.2
Total real estate loans	743,572	89	719,069	89	3.4
Commercial	73,487	9	71,370	9	3.0
Consumer	17,982	2	18,692	2	(3.8)
Unearned fees, net	(307)	-	(480)	-	(36)
Total loans, net of unearned fees	$ 834,734	100	$ 808,651	100	3.2

The Savannah Bancorp, Inc. and Subsidiaries
Average Balance Sheet and Rate/Volume Analysis – First Quarter, 2008 and 2007

Average Balance		Average Rate			Taxable-Equivalent Interest (b)			(a) Variance Attributable to	
QTD 3/31/08	QTD 3/31/07	QTD 3/31/08	QTD 3/31/07		QTD 3/31/08	QTD 3/31/07	Vari-ance	Rate	Volume
($ in thousands)		(%)			($ in thousands)			($ in thousands)	
				Assets					
$ 6,910	$ 6,195	3.89	5.43	Interest-bearing deposits	$ 67	$ 83	$ (16)	$ (24)	$ 8
58,423	51,186	5.23	4.79	Investments - taxable	762	605	157	56	101
1,916	1,940	5.44	7.94	Investments - non-taxable	26	38	(12)	(12)	-
6,598	13,230	3.22	5.27	Federal funds sold	53	172	(119)	(68)	(51)
734	1,652	6.56	8.35	Loans held for sale	12	34	(22)	(7)	(15)
801,441	725,475	7.11	8.03	Loans (c)	14,213	14,367	(154)	(1,664)	1,510
876,022	799,678	6.93	7.76	Total interest-earning assets	15,133	15,299	(166)	(1,655)	1,489
58,734	34,355			Noninterest-earning assets					
$934,756	$834,033			Total assets					
				Liabilities and equity					
				Deposits					
$ 115,485	$ 109,131	1.56	2.01	NOW accounts	449	542	(93)	(122)	29
15,990	18,391	0.88	0.99	Savings accounts	35	45	(10)	(5)	(5)
135,539	132,016	2.75	4.09	Money market accounts	930	1,331	(401)	(441)	40
51,667	17,882	3.89	5.56	Money market accounts - institutional	501	245	256	(74)	330
146,914	117,174	5.10	5.29	CDs, $100M or more	1,867	1,527	340	(56)	396
69,871	80,100	4.41	4.76	CDs, broker	769	940	(171)	(70)	(101)
129,993	119,332	4.85	4.97	Other time deposits	1,573	1,462	111	(36)	147
665,459	594,026	3.69	4.16	Total interest-bearing deposits	6,124	6,092	32	(696)	728
5,733	13,272	3.43	5.01	FHLB advances - long-term	49	164	(115)	(52)	(63)
83,349	49,352	3.33	5.14	Short-term borrowings	691	625	66	(223)	289
10,310	10,310	7.39	7.99	Subordinated debt	190	203	(13)	(15)	2
				Total interest-bearing					
764,851	666,960	3.70	4.31	Liabilities	7,054	7,084	(30)	(1,014)	984
83,522	93,132			Noninterest-bearing deposits					
8,173	6,507			Other liabilities					
78,210	67,434			Shareholders' equity					
$934,756	$834,033			Liabilities and equity					
		3.23	3.45	Interest rate spread					
		3.70	4.17	Net interest margin					
				Net interest income	$ 8,079	$ 8,215	$ (136)	$ (641)	$ 505
$111,171	$132,718			Net earning assets					
$748,981	$687,158			Average deposits					
		3.28	3.60	Average cost of deposits					
107%	106%			Average loan to deposit ratio					

(a) This table shows the changes in interest income and interest expense for the comparative periods based on either changes in average volume or changes in average rates for interest-earning assets and interest-bearing liabilities. Changes which are not solely due to rate changes or solely due to volume changes are attributed to volume.

(b) The taxable equivalent adjustment results from tax exempt income less non-deductible TEFRA interest expense and was $8 and $39 in the first quarter 2008 and 2007.

(c) Average nonaccruing loans have been excluded from total average loans and categorized in noninterest-earning assets.